New Entheogen Limited (dba SoundSelf)

(a Delaware Corporation)

Reviewed Financial Statements

As of the years ended December 31, 2023 and December 31, 2022

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

New Entheogen Limited (dba SoundSelf)

Table of Contents

Independent Accountant's Review Report — FS-3

Financial Statements and Supplementary Notes

Balance Sheet as of December 31, 2023 and December 31, 2022 — FS-4

Income Statement for the years ended December 31, 2023 and December 31, 2022 — FS-5

Statement of Changes in Stockholders' Equity for the years ended December 31, 2023 and December 31, 2022 — FS-6

Statement of Cash Flows for the years ended December 31, 2023 and December 31, 2022 — FS-7

Notes and Additional Disclosures to the Financial Statements as of the years ended December 31, 2023 and December 31, 2022 — FS-8




Independent Accountant's Review Report

November 24, 2024
To: Board of Directors of New Entheogen Limited (dba SoundSelf)
Attn: Robin Arnott, CEO
Re: 2023-2022 Financial Statement Review– New Entheogen Limited (dba SoundSelf)

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of New Entheogen Limited (dba SoundSelf) (the "Company"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022 and the related statements of income, equity, and cash flows for the periods ended December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of New Entheogen Limited (dba SoundSelf) for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
November 24, 2024


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



NEW ENTHEOGEN LIMITED
BALANCE SHEETS
December 31, 2023 and 2022
(Unaudited)

ASSETS	2023	2022
Current Assets		
Cash and cash equivalents	$ 44,785	$4,865
Accounts receivable, net	-	600
Inventory	4,631	-
Other assets	1,000	40,438
Total Current Assets	**50,416**	**45,903**
Intangibles, net	**738,724**	**-**
Total Assets	**$ 789,140**	**$ 45,903**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 154,899	$ 13,070
Accrued expenses	3,005	2,683
Total Current Liabilities	**157,904**	**15,753**
Long-Term Liabilities		
Shareholder loan	596,928	375,200
Total Long-Term Liabilities	**596,928**	**375,200**
Total Liabilities	**754,832**	**390,953**
Stockholders' equity		
Common Stock, $0.0001 par value; 15,000,000 shares authorized	814	810
Additional Paid in Capital	70,953	68,960
SAFE Notes	1,954,650	730,000
SAFE Notes Receivable	(150,000)	-
Accumulated Deficit	(1,842,109)	(1,144,820)
Total Stockholders' Equity	**34,308**	**(345,050)**
Total Liabilities and Stockholders' Equity	**$ 789,140**	**$ 45,903**

The accompanying footnotes are an integral part of these financial statements.

NEW ENTHEOGEN LIMITED
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Revenues	$ 41,807	$ 60,878
Cost of Revenues	65,318	67,176
Gross profit margin	(23,511)	(6,298)
Operating Expenses		
Advertising and marketing	24,126	87,737
General and administrative	108,572	106,860
License Fees	26,000	-
Salaries and wages	90,766	462,087
Professional services	370,668	88,493
Depreciation and amortization	52,766	-
Total Operating Expenses	672,898	745,177
Other Income (expense)		
Other income	133	337
Stock based compensation	(1,013)	(1,415)
Interest expense	-	-
Total Other income (expense)	(880)	(1,078)
Net Income (Loss)	$ (697,289)	$ (752,552)

The accompanying footnotes are an integral part of these financial statements.

NEW ENTHEOGEN LIMITED
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	Common Stock		Stock subscription receivable	Additional Paid in Capital	SAFE Notes	SAFE Notes Receivable	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)						
Balance as of December 31, 2021	8,000,000	800	-	59,747	400,000	-	(392,268)	68,279
Issuance of SAFE Notes	-	-	-	-	330,000	-	-	330,000
Issuance of common stock	104,587	10	-	4,649	-	-	-	4,659
Vesting of stock options	-	-	-	1,415	-	-	-	1,415
Issuance of warrants	-	-	-	3,150	-	-	-	3,150
Net loss	-	-	-	-	-	-	(752,552)	(752,552)
Balance as of December 31, 2022	8,104,587	810	-	68,960	730,000	-	(1,144,820)	(345,050)
Issuance of common stock	35,520	4	-	980	-	-	-	984
Issuance of SAFE Notes	-	-	-	-	1,224,650	(150,000)	-	1,074,650
Vesting of stock options	-	-	-	1,013	-	-	-	1,013
Net loss	-	-	-	-	-	-	(697,289)	(697,289)
Balance as of December 31, 2023	8,140,107	814	-	70,953	1,954,650	(150,000)	(1,842,109)	34,308

The accompanying footnotes are an integral part of these financial statements.

NEW ENTHEOGEN LIMITED
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (697,289)	$ (752,552)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	52,766	-
Stock based compensation	1,013	1,415
Warrants	-	3,150
Changes in operating assets and liabilities:		
Accounts receivable, net	600	3,400
Inventory	(4,631)	-
Other assets	39,438	(39,938)
Accounts payable	141,829	(1,701)
Accrued expenses	322	470
Net cash provided by (used in) operating activities	(465,952)	(785,757)
Cash Flows from Investing Activities		
Purchases of intangibles	(791,490)	-
Net cash used in investing activities	(791,490)	-
Cash Flows from Financing Activities		
Issuance of SAFE notes	1,074,650	330,000
Advances on shareholder loan payable	221,728	375,000
Proceeds from common stock issuance	984	4,659
Net cash provided by (used in) financing activities	1,297,362	709,659
Net change in cash and cash equivalents	39,920	(76,098)
Cash and cash equivalents at beginning of year	4,865	80,963
Cash and cash equivalents at end of year	$ 44,785	$ 4,865
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

New Entheogen Limited dba SoundSelf (Company) was formed in the State of Delaware on May 17, 2021. The Company has created an immersive digital therapeutic product that combines sound, light, and vibration to engage users in biofeedback loops for psychological transformation.

Since inception, the Company has relied on the issuance of notes agreements, equity investments and contributions from owners to fund its operations. As of December 31, 2023, the Company has an accumulated deficit and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with new investments, funding from a RegCF campaign and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Receivables and Credit Policy

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of December 31, 2023 and 2022 the allowance for doubtful accounts was $0. Balances that are still outstanding after management has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Inventory

Inventory is stated at lower of cost, utilizing the weighted average method, or market. The Company's inventory does not expire or become obsolete, therefore, historically the Company has not lost inventory to spoilage. Slow moving inventory is analyzed for market impairment. The Company holds hardware assets to sell alongside its software subscriptions, consisting of the SoundSelf beds and tables for its immersive experiences.

Other Assets

In 2022, the Company had advanced $39,938 in payments to a team member, which was subsequently expensed within 2023 under payments to contractors.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets .

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2023 and 2022.

Software Development

In accordance with FASB ASC 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized internal direct costs of material and services developed or obtained for software development projects. The Company has capitalized costs incurred for the development of software that will be sold, leased, or otherwise marketed when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized external software development costs begins when the product is available for general release to customers. Amortization is computed using the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expensed immediately.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The Company's revenue consists of software subscriptions and corresponding hardware for the immersive experiences. The Company's contracts relate to the delivery of specifically identifiable products and have a single performance obligation. Revenues do not include sales or other taxes collected from customers. Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Performance obligations typically consist of delivery of the goods and services and are considered individual "point in time" transactions for revenue recognition.

Cost of Revenues

Cost of revenues consist of audio and visual hardware and mediative and relaxation surfaces.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Stock based compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period for any award modifications.

Leases

The Company determines if a contract is classified as a lease at the contract's inception. Lease agreements are evaluated to determine whether the lease is a finance or operating lease. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the net present value of lease payments over the lease term. The Company's leases do not provide an implicit rate; therefore, the Company uses the risk free rate, based on the information available at the commencement date to determine the present value of the lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the accompanying balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Leases primarily consist of facilities and office space.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate based on the information available at commencement date in determining the present value of lease payments.

Income Taxes

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 4 – SOFTWARE DEVELOPMENT

During the years ended December 31, 2023, and December 31, 2022, the Company capitalized software development costs related to the Company's platform (see Note 2) and licenses. The Company amortizes the balance over the period of 15 years.

Capitalized software development costs on December 31, 2022, and 2021 consist of the following:

	2023	2022
Software Development	$ 401,490	-
Licenses	390,000	-
Accumulated Amortization	(52,766)	-
	$738,724	$ -

NOTE 5 – RELATED PARTY LOANS

From time to time, the founders of the Company issue loans to the Company to fund the business. The loan does not bear interest and has no set repayment terms. As of December 31, 2023, and 2022 the outstanding balance was $596,928 and $375,200, respectively.

NOTE 6 – EQUITY

Common Stock

The Company authorized 15,000,000 shares of common stock at $0.0001 par value. Common stock has one vote for each share of common stock held on all voting matters.

Simple Agreements for Future Equity ("SAFEs")

During 2021, the Company issued SAFE Notes totaling $400,000. The SAFEs are automatically convertible on the completion of a qualified financing event.

During 2022 the Company issued an additional SAFEs for $330,000, with a valuation cap of $5,000,000.

During 2023 the Company issued an additional SAFEs for $1,074,650, with a valuation cap of $10,000,000.

Warrants

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

The Company has issued warrants to purchase common stock. As of December 31, 2023 and 2022 the Company had 537,505 warrants outstanding, with exercise prices ranging from $0.01 to $0.05 per share and expiration dates between July 11, 2024 and December 23, 2032. The warrants are classified as equity on the balance sheets in accordance with ASC 815, *Derivatives and Hedging*. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions:

- Expected volatility: 46.15%
- Risk-free interest rate: 4.24%
- Expected life: 3-10 years
- Dividend yield: 0

As of December 31, 2023 the total fair value of the warrants was $21,076.

Stock Options

The Company has an Equity Compensation Plan (the "Plan") that covers certain key individuals and has authorized a total of 2,165,324 shares of common stock options to be granted. The Company granted a total of 1,603,324 options as of December 31, 2023. The Company granted a total of 812,784 options as of December 31, 2022. Forfeitures of stock options are recognized when they occur. New shares are issued upon option exercises.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2023:

	Options		Weighted Average Exercise Price
Option outstanding, beginning of year	812,784	$	0.0047
Granted	826,060	$	0.0067
Exercised	(35,520)	$	0.0073
Expired	-	$	0.00
Options outstanding, end of year	1,603,324	$	0.0057

These options expire 10 years after the grant date. The shares vest immediately or ratably over a period of 24-48 months. The shares will be issued when exercised from a pool of reserved shares.

	Total Options		Weighted Average Calculated Value
Nonvested options			
Total non-vested options outstanding, beginning of year	535,038	$	0.0047
Granted	826,060	$	0.0067
Vested	(342,069)	$	0.0057
Forfeited	-	$	0.00
Total non-vested options outstanding, end of year	1,019,029	$	0.0057

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2022:

	Options		Weighted Average Exercise Price
Option outstanding, beginning of year	450,000	$	0.0047
Granted	562,784	$	0.0047
Exercised	(100,000)	$	0.0047

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

Expired	(100,000) $	0.0047
Options outstanding, end of year	812,784 $	0.0047

These options expire 10 years after the grant date. The shares vest immediately or ratably over a period of 24-48 months. The shares will be issued when exercised from a pool of reserved shares.

	Total Options	Weighted Average Calculated Value
Nonvested options		
Total non-vested options outstanding, beginning of year	245,834 $	0.0047
Granted	562,784 $	0.0047
Vested	(273,580) $	0.0047
Forfeited	- $	0.0047
Total non-vested options outstanding, end of year	535,038 $	0.0047

The total calculated value of stock options granted as of December 31, 2023 and 2022 was $47,554 and $51,582, respectively, of which $11,120 and $36,434, respectively, was included in stock option compensation expense for the years then ended. The stock option compensation expense is recognized ratably over the period as the stock options vest.

NOTE 7 – INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax asset if it is more likely than not that a deferred tax asset will not be realized.

The components of income tax provision related to continuing operations are as follows at December 31, 2023:

Current tax expense (benefit):	
Federal	$ -
State	-
	-
Deferred tax expense (benefit):	
Federal	-
State	-
	-
Total income tax expense	$ -

The components of net deferred tax assets that have been presented in the Company's financial statements, assuming a 21% tax rate, are as follows at December 31, 2023:

Deferred tax assets:	
Net operating loss	386,843
Total deferred tax assets	$ 386,843
Deferred income tax liabilities:	
Total deferred income tax liabilities	(0)
Less: valuation allowance	(386,843)

Net deferred tax assets $ -

The Company records a valuation allowance to reduce deferred tax assets, based on the weight of the available evidence, if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, an assessment of all available evidence both positive and negative was required.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

NOTE 9 – SUBSEQUENT EVENTS

Stock Options

In 2024 the Company awarded an additional 882,716 stock options under the Company's Equity Compensation Plan.

Related Party Loan

In 2024, the Company converted $500,000 of shareholder loans into a SAFE, with a valuation cap of $5,000,000.

SAFEs

In 2024, the Company issued an additional 400,000 SAFEs, with a valuation cap of $5,000,000 or $10,000,000.

Management's Evaluation

Management has evaluated subsequent events through November 24, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified, except for those listed above, which require adjustment or disclosure in the financial statements.